Filed Pursuant to Rule 424(b)(2)

File No. 333-103711

Pricing Supplement No. 5 to

Prospectus Supplement Dated June 26, 2003 to

Prospectus dated March 31, 2003.

$750,000,000

Wells Fargo & Company

Medium-Term Notes, Series E

Senior Extendible Floating Rate Notes

The senior floating rate notes described in this pricing supplement, which we refer to as the Extendible Notes, will mature on the initial maturity date, unless the maturity of all or any portion of the principal amount of the Extendible Notes is extended in accordance with the procedures described below. In no event will the maturity of the Extendible Notes be extended beyond the final maturity date.

During the notice period for each election date, you may elect to extend the maturity of all or any portion of the principal amount of your Extendible Notes so that the maturity of your Extendible Notes will be extended to the first day of the calendar month that is six calendar months after the initial maturity date or any later date to which the maturity of your Extendible Notes has previously been extended. However, if that day is not a Business Day, the maturity of your Extendible Notes will be extended to the immediately succeeding Business Day. The election dates will be the first calendar day of each May and November, commencing November 2005 through and including May 2013, whether or not any such day is a Business Day.

You may elect to extend the maturity of all of your Extendible Notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any election date, you must deliver a notice of election during the notice period for that election date. The notice period for each election date will begin on the tenth Business Day prior to the election date and end on the second Business Day prior to the election date. Your notice of election must be delivered to the paying agent for the Extendible Notes, through the normal clearing system channels described in more detail below, no later than the last Business Day in the notice period. Upon delivery to the paying agent of a notice of election to extend the maturity of the Extendible Notes or any portion thereof during a notice period, that election will be revocable during each day of such notice period, until 12:00 noon, New York City time, on the last Business Day in such notice period, at which time such notice will become irrevocable.

If you do not make an election to extend the maturity of all or any portion of the principal amount of your Extendible Notes during the notice period for any election date, the principal amount of the Extendible Notes for which you have failed to make such an election will become due and payable on the initial maturity date, or any later date to which the maturity of your Extendible Notes has previously been extended. The principal amount of the Extendible Notes for which such election is not exercised will be represented by a note whose issuance date is such election date. The note so issued will have the same terms as the Extendible Notes, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the then-current maturity date of that Extendible Note. The failure to elect to extend the maturity of all or any portion of the Extendible Notes will be irrevocable and will be binding upon any subsequent holder of such Extendible Notes.

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Goldman, Sachs & Co.

Pricing Supplement dated April 28, 2005.

The Extendible Notes will bear interest from the date of issuance until the principal amount thereof is paid or made available for payment at a rate determined for each Interest Reset Period by reference to the Base Rate, plus the applicable Spread for the applicable Interest Reset Date. We describe how floating rates are determined and calculated in the section called “Description of Notes — Floating Rate Notes” in the accompanying prospectus supplement, subject to and as modified by the provisions described herein.

The Extendible Notes will be issued in registered global form and will remain on deposit with The Depository Trust Company, as depositary for the Extendible Notes. Therefore, you must exercise the option to extend the maturity of your Extendible Notes through the depositary. To ensure that the depositary will receive timely notice of your election to extend the maturity of all or a portion of your Extendible Notes, so that it can deliver notice of your election to the paying agent prior to the close of business on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Extendible Notes to notify the depositary of your election to extend the maturity of your Extendible Notes in accordance with the then applicable operating procedures of the depositary.

The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for any election date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Extendible Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

The distribution of this pricing supplement and the accompanying prospectus supplement and prospectus and the offering of the Extendible Notes in certain jurisdictions may be restricted by law. Persons into whose possession this pricing supplement and accompanying prospectus supplement and prospectus come should inform themselves about and observe any such restrictions. This pricing supplement and accompanying prospectus supplement and prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

We will not pay any additional amounts on the Extendible Notes to compensate any beneficial owner for any United States tax withheld from payments of principal or interest on the Extendible Notes.

The Extendible Notes will initially be limited to $750,000,000 in aggregate principal amount. We may create and issue additional floating rate notes with the same terms as the Extendible Notes so that the additional notes will be combined with this initial issuance of Extendible Notes.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.

Principal Amount:	$750,000,000

Initial Maturity Date:	May 1, 2007, or if such day is not a Business Day, the immediately succeeding Business Day

Final Maturity Date:	May 1, 2015, or if such day is not a Business Day, the immediately succeeding Business Day

Spread:	The table below indicates the applicable spread for the Interest Reset Dates occurring during each of the indicated periods.

For Interest Reset Dates occurring:	Spread

From the original issue date to but excluding May 1, 2007	Plus 0.11%

From and including May 1, 2007 to but excluding May 1, 2008	Plus 0.12%

From and including May 1, 2008 to but excluding May 1, 2009	Plus 0.13%

From and including May 1, 2009 to but excluding May 1, 2010	Plus 0.14%

From and including May 1, 2010 to but excluding the final maturity date	Plus 0.15%

Base Rate:	Federal Funds Open Rate, determined as set forth below

Index Maturity:	N/A

Interest Payment Dates:	February 1, May 1, August 1 and November 1 of each year, commencing August 1, 2005.

Interest Determination Dates:	The same Business Day as the applicable Interest Reset Date.

Election Dates:	The first day of each May and November, commencing November 2005 through and including May 2013, whether or not such day is a Business Day.

Notice Periods:	The notice period for each election date will begin on the tenth Business Day prior to the election date and end on the second Business Day prior to the election date.

Spread Multiplier:	N/A

Maximum Interest Rate:	N/A

Minimum Interest Rate:	N/A

Initial Interest Rate:	Federal Funds Open Rate; to be determined on the Original Issue Date.

Initial Interest Reset Date:	May 6, 2005

Interest Reset Dates:	Daily

Interest Accrual Date:	May 5, 2005

Interest Reset Periods:	Daily

Redemption Dates:	Any Interest Payment Date on or after May 1, 2011

Initial Redemption Date:	May 1, 2011, or if such day is not a Business Day, the next succeeding Business Day

Redemption Percentage:	100%

Optional Repayment Dates:	N/A

Sinking Fund:	N/A

Specified Currency:	U.S. Dollars

Issue Price:	100%

Original Issue Date:	May 5, 2005

Book Entry Note or Certificated Note:	Book Entry Note

Reporting Page:	Telerate Page 5

Calculation Agent:	Wells Fargo Bank, N.A.

Paying Agent:	Wells Fargo Bank, N.A.

Agent:	Goldman, Sachs & Co.

Denominations:	$1,000 and integral multiples thereof

CUSIP No:	94974BBS8

Common Code:	N/A

ISIN:	N/A

Delivery and Clearance:	We will deposit the Extendible Notes with The Depository Trust Company in New York. You may hold an interest in the Extendible Notes through The Depository Trust Company directly as a participant of such system or indirectly through organizations which are participants in such system. See “Description of Notes — Book Entry System” in the accompanying prospectus supplement.

Federal Funds Open Rate:

The Federal Funds Open Rate will be the rate for U.S. dollar federal funds on the relevant Interest Determination Date under the heading “Federal Funds” and opposite the caption “Open,” as that rate is displayed on Moneyline Telerate page 5. If the Federal Funds Open Rate cannot be determined in this manner, the following procedures will apply:

•	If the rate described above is not displayed on Moneyline Telerate page 5 at 5:00 p.m., New York City time, on the relevant Calculation Date, unless the calculation is made earlier and the rate is available from that source at that time, then the Federal Funds Open Rate, for the relevant Interest Determination Date, will be the rate for that day displayed on FEDSPREB Index on Bloomberg (which is the Fed Funds Opening Rate as reported by Prebon Yamane on Bloomberg).

•	If the rate described above is not displayed on Moneyline Telerate Page 5 and does not appear on FEDSPREB Index on Bloomberg at 5:00 p.m., New York City time, on the relevant Calculation Date, unless the calculation is made earlier and the rate is available from that source at that time, the Federal Funds Open Rate will be the arithmetic mean of the rates for the last transaction in overnight, U.S. dollar federal funds, arranged before 9:00 a.m., New York City time, on the relevant Interest Determination Date, reported by three leading brokers (which may include the agent or its affiliates) of U.S. dollar federal funds transactions in New York City selected by the calculation agent. If fewer than three brokers selected by the calculation agent are reporting as described above, the Federal Funds Open Rate in effect for the applicable Interest Reset Date will be the Federal Funds Open Rate in effect for the prior Interest Reset Date.

Plan of Distribution:

On April 28, 2005, we agreed to sell to Goldman, Sachs & Co., and it agreed to purchase, $750,000,000 of Extendible Notes at a net price of 99.875%, which we refer to as the “purchase price.” The purchase price equals the stated issue price of 100% less an underwriting commission of 0.125% of the principal amount of these Extendible Notes.

We expect that delivery of the Extendible Notes will be made against payment therefor on or about the closing date specified in this pricing supplement, which will be on the fifth business day following the date the Extendible Notes are priced. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Extendible Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

The agent has agreed that it will, to the best of its knowledge and belief, comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers the Extendible Notes or possesses or distributes this pricing supplement or the accompanying prospectus and prospectus supplement or any other offering material and will obtain any required consent, approval or permission for its purchase, offer, sale or delivery of the Extendible Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes purchases, offers, sales or deliveries. We will not have any responsibility for the agent’s compliance with applicable securities laws.

Purchasers of the Extendible Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth herein.

United States Federal Taxation:

The following discussions are based on the opinion of Faegre & Benson LLP, our special tax counsel.

Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Extendible Notes contained in the section called “United States Federal Taxation” in the accompanying prospectus supplement.

An election to extend the maturity of all or any portion of the principal amount of the Extendible Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. Our special tax counsel has reached this conclusion based, in part, on the Original Issue Discount (“OID”) Regulations.

Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Extendible Notes (including their economic equivalence to a ten-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the Extendible Notes from an initial amount equal to plus 0.11% to an amount equal to plus 0.15%, under these rules, as of the Original Issue Date, original holders of the Extendible Notes should be deemed to elect to extend the maturity of all of the principal amount of the Extendible Notes to the final maturity date in accordance with the procedures described above. Accordingly, under these rules, the final maturity date should be treated as the maturity date of the Extendible Notes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Extendible Notes, our special tax counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Extendible Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. Under the treatment described above, the Extendible Notes will be treated as having been issued with de minimis OID. In addition, the Extendible Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”).

Prospective investors should note that no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Extendible Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Extendible Notes is a taxable event for U.S. federal income tax purposes, then you would be required to recognize gain upon the exercise of such election. Also, if the IRS were successful in asserting that the Extendible Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, you may be required to accrue income under the Extendible Notes as OID, subject to adjustments, at a “comparable yield” on the issue price. Furthermore, any gain recognized with respect to the Extendible Notes would generally be treated as ordinary income. However, because the Extendible Notes bear a variable interest rate that is reset daily, Wells Fargo & Company expects that (i) the accrual of income at the comparable yield will not significantly alter the timing of income inclusion; and (ii) any gain recognized with respect to the notes will not be significant. You are urged to consult your tax advisor regarding the U.S. federal income tax consequences of investing in, and extending the maturity of, the Extendible Notes.